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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                           Bennett Environmental Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    081906109
                             ----------------------
                                 (CUSIP Number)


                                October 30, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

----------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------
            CUSIP NO. 081906109                                13G
---------------------------------------------

+----+------------------------------------------------------------------------------------------------------------+
|1.  |  NAMES OF REPORTING PERSONS                                                                                |
|    |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                               |
|    |                                                                                                            |
|    |      Canada Pension Plan Investment Board / Not applicable                                                 |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|2.  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                      |
|    |                                                                                          (a) [__]          |
|    |      Not applicable                                                                      (b) [__]          |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|3.  |   SEC USE ONLY                                                                                             |
|    |                                                                                                            |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|4.  |   CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     |
|    |                                                                                                            |
|    |      Canada                                                                                                |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|  NUMBER OF       | 5. |  SOLE VOTING POWER                                                                      |
|    SHARES        |    |                                                                                         |
| BENEFICIALLY     |    |    1,130,300                                                                            |
|   OWNED BY       |    |                                                                                         |
|     EACH         |    |                                                                                         |
|  REPORTING       |    |                                                                                         |
|   PERSON         |    |                                                                                         |
|    WITH          |    |                                                                                         |
+------------------+----+-----------------------------------------------------------------------------------------+
|                  | 6. |  SHARED VOTING POWER                                                                    |
|                  |    |                                                                                         |
|                  |    |    0                                                                                    |
+------------------+----+-----------------------------------------------------------------------------------------+
|                  | 7. |  SOLE DISPOSITIVE POWER                                                                 |
|                  |    |                                                                                         |
|                  |    |    1,130,300                                                                            |
+------------------+----+-----------------------------------------------------------------------------------------+
|                  | 8. |  SHARED DISPOSITIVE POWER                                                               |
|                  |    |                                                                                         |
|                  |    |    0                                                                                    |
+------------------+----+-----------------------------------------------------------------------------------------+
| 9. |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             |
|    |                                                                                                            |
|    |      1,130,300                                                                                             |
+-----------------------------------------------------------------------------------------------------------------+
|10. |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|                                |
|    |                                                                                                            |
|    |   (SEE INSTRUCTIONS)                                                                                       |
|    |                                                                                                            |
+-----------------------------------------------------------------------------------------------------------------+


+----+------------------------------------------------------------------------------------------------------------+
|11. |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                                          |
|    |                                                                                                            |
|    |      6.17%                                                                                                 |
+----+------------------------------------------------------------------------------------------------------------+
|12. |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                              |
|    |                                                                                                            |
|    |       CO                                                                                                   |
+----+------------------------------------------------------------------------------------------------------------+

Item 1(a).   Name of Issuer

             The name of the issuer is Bennett Environmental Inc. (the "Company").

Item 1(b).   Address of Issuer's Principal Executive Offices

                    The principal executive offices of the Company are located at Suite 208, 1540 Cornwall Road, Oakville, Ontario L6J 7W5, Canada.

Item 2(a).   Name of Person Filing

                    This statement is being filed by Canada Pension Plan
Investment Board ("CPP Investment Board").

Item 2(b).   Address of Principal Business Office or, if none, Residence

                    The address of the principal business office of the reporting person is One Queen Street East, Suite 2700, Toronto, Ontario M5C 2W5,
Canada.

Item 2(c).   Citizenship

               Canada.


Item 2(d).   Title of Class of Securities

                    The securities to which this statement relates are Common
Shares (the "Shares") of the Company.


Item 2(e).   CUSIP Number

               The CUSIP number of the Shares is 081906109.


Item 3.      If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b)
             or (c), check whether the person filing is a:

               Not applicable.



Item 4.      Ownership

                   (a) As of March 15, 2004, CPP Investment Board directly owned
             1,130,300 Shares.

                   (b) The Shares directly owned by CPP Investment Board
             represented approximately 6.17% of the issued and outstanding
             Shares as of March 15, 2004.

                   (c) As of March 15, 2004, CPP Investment Board had the sole power to vote or to direct the voting of the Shares and had the sole power to dispose of or to direct the disposition of the Shares.

Item 5.      Ownership of Five Percent or Less of a Class

               Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable.

Item 8.      Identification and Classification of Members of the Group

               Not applicable.


Item 9.      Notice of Dissolution of Group

               Not applicable.

Item 10.     Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. As of March 15, 2004


                                 Canada Pension Plan Investment Board

                                 By: /s/  J. H. Butler
                                     ----------------------------------------
                                 Name:   J. H. Butler
                                 Title:  Vice President - General Counsel and
                                         Corporate Secretary